FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated August 9, 2004 regarding agreement between Hitachi and Ricoh on Ricoh’s acquisition of Hitachi Printing Solutions, Ltd.

2.	Press release dated August 31, 2004 regarding agreement among Hitachi, Toshiba and Matsushita on establishment of a TV LCD panel joint venture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 13, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Ricoh and Hitachi signed Agreement on Ricoh’s acquisition of Hitachi Printing Solutions, Ltd.

Tokyo, August 9, 2004 — Ricoh Co., Ltd. (TSE:7752 / ‘Ricoh’) and Hitachi, Ltd. (NYSE:HIT / TSE:6501 / ‘Hitachi’) today announced that the two companies have signed an agreement to the effect that Hitachi will transfer all its shares of Hitachi Printing Solutions, Ltd. (‘Hitachi PRS’), a 100% owned subsidiary, to Ricoh. Both companies had agreed on a basic agreement on March 31, 2004. Details are as follows:

Main contents of the agreement;

1.	Ricoh will acquire 100 % shares of Hitachi PRS.

2.	After the transfer of shares, the contractual relationship between Hitachi and Hitachi PRS will basically remain unchanged.

3.	After the transfer of shares, the president of Hitachi PRS will be Mr. Toshiaki Katayama.

In accordance with this agreement, Ricoh will acquire Hitachi PRS, thus enhance and expand printer business, which is an important pillar of its growth strategy. The participation of Hitachi PRS in the Ricoh group will reinforce Ricoh product lines for the office color printer, mission-critical systems and POD, or print-on-demand, markets. Through these initiatives, Ricoh will optimize “Total Document Volume” as the strategic objective of its imaging solutions business. Also, by adding the IT sales channels of Hitachi PRS to its conventional PPC/MFP sales channel, Ricoh can expect the synergy effect to expand printer business.

Hitachi, for its part, is making every possible effort to ensure that all its businesses win in the global marketplace in accordance with its mid-term business plan: “i.e.HITACHI Plan II.” This agreement was made within the context of this plan. Hitachi sees printers as important products for its information and communication systems business and intends to provide its customers with even higher valued-added solutions, maintaining all the while a strong business partnership with Ricoh.

After the transfer of shares, new name of the company will be “Ricoh Printing Systems, Ltd.”.

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1.	Corporate profile of Hitachi PRS

(1)Name	Hitachi Printing Solutions, Ltd. (Will be changed to Ricoh Printing Systems in October 2004)

(2)President	Toshiaki Katayama President and Chief Executive Officer

(3)Address	15-1, Konan 2-chome, Minato-ku, Tokyo, Japan

(4)Date of incorporation	October, 2002

(5)Business content	Printers and related equipment, software development, product development, design, production and marketing

(6)Fiscal year-end	March 31

(7)Number of employees	820 (Group 2,200) as of March, 2004

(8)Capital stock	5,000 million yen (Number of shares held 100,000)

(9)Net sales	About 60,000 million yen (fiscal year ended in March 2004)

2.	Changes in share holding ratios

Current	Ricoh 0%	Hitachi 100%
After the transfer (plan)	Ricoh 100%	Hitachi 0%

3.	Schedule

Scheduled transfer of shares: October 2004

4.	Influence on Ricoh and Hitachi consolidated financial figures

Ricoh will announce it at the time when the forecast for the latter half of fiscal 2004, ended on March 31, 2005, is released. Influence to Hitachi is rather limited.

About Ricoh

A pioneer in digital office equipment, Ricoh offers a broad range of office solutions with world class support and services, including MFPs, printers, fax machines, CD-R and DVD+ReWritable drives and media. With 381 consolidated subsidiaries worldwide, employing approximately 73,200 people, the Ricoh Group posted consolidated total sales of 1,780.2 billion yen for the fiscal year ended March 31, 2004.

About Hitachi Ltd.

Hitachi, Ltd. (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

31st August 2004

Hitachi, Toshiba and Matsushita Agree to Establish a TV LCD Panel Joint Venture

Tokyo, August 31, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE: 6501, “Hitachi”), Toshiba Corporation (TSE: 6502, “Toshiba”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today reached a basic agreement to jointly establish a company (the “JV”) to manufacture and sell LCD panels for flat-panel TVs. Plans call for the joint venture to commence operations in January 2005.

The JV will build an amorphous TFT LCD panel production line at the Mobara facility of Hitachi Displays, Ltd. (“Hitachi Displays”), Hitachi’s wholly owned subsidiary. Scheduled to begin mass production in the second quarter of the year ending March 31, 2007 (fiscal 2006), the JV will expand production capacity in stages, ultimately reaching the equivalent of 2.5 million 32-inch TV LCD panels a year by the second half of fiscal 2008. The expected capital investment for establishing this facility is 110.0 billion yen. While Hitachi Displays, Toshiba and Matsushita own majority shares, the JV plans to solicit investments from other companies involved in the manufacture of LCD panels, including device makers and material suppliers.

Sales are growing for flat-panel TVs, which combine a high-quality picture and large screen with a space-saving profile. Worldwide demand for LCD TVs was approximately 3.0 million units in 2003 and is estimated to expand fivefold by 2006. Furthermore, in order to meet increasing consumer demand for high-definition picture quality, TV manufacturers targeting the high-end market segment seek to differentiate their products not just with proprietary image processing technologies, but also by using LCD panels with outstanding picture quality. Reflecting this, mergers and acquisitions and strategic alliances in the LCD panel field, along with other developments in the industry, are resulting in fierce competition worldwide, fueling a growing need for TV manufacturers to ensure a stable supply of high-quality panels at low prices.

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Against this backdrop, Hitachi, Toshiba and Matsushita have decided to establish a JV to manufacture LCD panels using Hitachi Displays’ world-leading IPS* mode system technology. Boasting a wide viewing angle and outstanding color reproduction, these panels bring out the best in high-resolution content, such as digital TV broadcasts. The JV will provide the three companies with a reliable supply of LCD panels that are ideal for TVs and that will bolster the competitiveness of their respective LCD TV businesses in the high-end market. The JV, with Hitachi, Toshiba and Matsushita as its major customers, will operate a stable, capital-efficient production line mass producing IPS-mode LCD panels, which provide outstanding picture quality at lower cost. Close collaboration with the JV is expected to achieve synergies in Hitachi, Toshiba and Matsushita’s respective production of finished products, allowing them to achieve LCD TVs that are even more competitive in terms of performance and price.

*	IPS Mode System Technology

In-Plane-Switching (IPS) mode system, is a type of TFT LCD display technology. IPS is distinguished by a wide 170-degree viewing angle, both horizontally and vertically, along with minimal gray-scale inversion and viewing-angle dependency, reproducing lifelike images, which is made possible because the liquid crystal molecules can rotate while remaining parallel to the substrate when a voltage is applied, yielding perfect orientation of the crystals. The advanced super(AS) -IPS mode system for use in televisions, large-screen monitors and other applications achieves an approximate 30% improvement in the aperture ratio over conventional IPS technology. Furthermore, AS-IPS realizes a higher level of brightness and reproduces colors more realistically thanks to high-purity color filters and other proprietary technologies.

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Outline of the JV

Company name:	To be announced

Management:	To be announced

Projected capital:	60-70 billion yen

Ownership :	Hitachi Displays 30-35 billion yen (50%); Toshiba 15 billion yen (21-25%); Matsushita 15 billion yen (21-25%); other companies 0-5 billion yen (0-8% projected)

Location:	Mobara, Chiba Prefecture, Japan

Business:	Manufacture, design, sales and related maintenance and services of amorphous TFT LCD panels

Capital investment:	Approx. 110 billion yen

Products:	Amorphous TFT LCD panels for TVs 23-inches and above

Production capacity:	Equivalent of 2.5 million 32-inch units per year (Maximum output scheduled to be realized in second half of fiscal 2008)

About Hitachi, Ltd.

Hitachi, Ltd.(TSE:6501/NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004), consolidated sales totaled 8,632.4 billion yen (U.S.$81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

About Toshiba Corporation

Toshiba Corporation channels wide-ranging capabilities in information and communications systems, electronic components, consumer products and power systems into development and innovation in advanced components, products and systems, including LCDs and LCD TVs. Toshiba has 161,000 employees worldwide and annual sales of over U.S.$50 billion. Visit Toshiba’s web site at www.toshiba.co.jp/index.htm.

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About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, Matsushita recorded consolidated net sales of U.S.$71.92 billion for the year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on Matsushita and its Panasonic brand, visit the Matsushita’s website at http://www.panasonic.co.jp/global/top.html.

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<Hitachi>

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to: rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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<Toshiba>

Disclaimer Regarding Forward-Looking Statements:

This release contains forward-looking statements concerning Toshiba’s future plans, strategies and performance. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon current assumptions and beliefs in light of the information currently available, and involve known and unknown risks and uncertainties. Actual growth or results may differ materially from those discussed in the forward-looking statements. Specific risks and uncertainties include, but are not limited to, worldwide economic and business conditions, volatility in market demand for electronic equipment and components, the ability of the companies involved to respond to rapid technological changes and changing customer preferences and introduce new products in markets that are highly competitive in terms of price and technology, and legislative, regulatory, and industry initiatives that may affect planned or actual product features and marketing methods.

<Matsushita>

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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